NO ACT

IE 1-27-10



DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010769

March 12, 2010

Gina Ratto
Deputy General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-12-10

Re: Ball Corporation
Incoming letter dated January 27, 2010

Dear Ms. Ratto:

This is in response to your letter dated January 27, 2010 concerning the shareholder proposal submitted to Ball by the California Public Employees' Retirement System. On January 25, 2010, we issued our response expressing our informal view that Ball could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Charles E. Baker
Vice President and General Counsel
Ball Corporation
10 Longs Peak Drive
Broomfield, CO 80021-2510



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

January 27, 2010

OVERNIGHT MAIL
RETURN RECEIPT REQUESTED

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C., 20549

Re: Ball Corporation's December 21, 2009, Request for No-Action Relief

Ladies and Gentlemen:

Introduction

This letter is being submitted on behalf of the California Public Employees' Retirement System ("CalPERS") in response to the December 21, 2009, request for "no-action" relief from the Ball Corporation ("Ball" or the "Company"). CalPERS opposes the Company's request. The substance of the Company's request is contrary to Rule 14a-8 and contrary to Securities and Exchange Commission ("SEC" or "Commission") precedent. The SEC should reject the Company's request.

We have reviewed Ball's no-action request and the relevant provisions of Indiana law. As discussed by the Company, Indiana law does have a rather strong statute requiring the boards of directors of Indiana corporations, subject to certain limited exceptions, to be classified. However, there are procedures that Ball could follow to eliminate the classified structure of its Board notwithstanding the Indiana statute. Because CalPERS' proposal is precatory, and asks the Company to take all necessary steps "in accordance with applicable law" to declassify its board, the fact that Ball *can* take steps to work around the Indiana statute dictates that CalPERS' proposal should not be excluded under any of the exceptions listed in subsection (i) of SEC Rule 14a-8.

CalPERS' Proposal May Not Be Excluded Pursuant to Rule 14a-8(i)(2) or (6)

The proposal sponsored by CalPERS states, in pertinent part, as follows:

> RESOLVED, that the shareowners of Ball Corporation ("Company") ask that the Company, in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year.

The implementation of this proposal should not affect the unexpired terms of directors elected to the board at or prior to the 2010 annual meeting.

The proposal does not recommend or require that the Company take any particular course of conduct to effect declassification, but merely asks the Company to take "the necessary steps" – whatever they may be.

In this regard, there are at least two procedures that Ball could follow to ultimately declassify its board.

First, the Company could recommend to the shareowners a proposal to reincorporate in a state other than Indiana where the law more easily allows for declassified boards. If, for example, the Company where to reincorporate in Delaware, Indiana law would not apply, and Delaware law would clearly allow for a declassified board. Ball makes no argument that re-incorporation would cause the company to violate Indiana law. Indeed, shareholder proposals requesting that a company reincorporate are generally not excludable. *See, e.g., Lowe's Companies, Inc.* 2009 WL 889990 (March 19, 2009). In *Baxter International Inc.*, 2005 WL 267911 (Jan. 31, 2005), a shareowner submitted a proposal requesting that the company take the necessary steps to adopt a bylaw requiring annual elections of directors. The Commission found that the proposal was not excludable although adopting such a bylaw would conflict with the company's current articles of incorporation, which is prohibited under Delaware law. Apparently, the Commission believed that a "necessary step" to adopt the bylaw could be amending the company's articles of incorporation. A similar argument could be advanced regarding reincorporating in a different jurisdiction.

Second, in at least one respect, the Indiana statute appears to be ambiguous. Section 23-1-33-6(c) allows a corporation to opt-out of the classified board requirement if the Board enacts a bylaw within 30 days of "the time when the corporation's voting shares are registered with the Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934." This provision does *not*, however, provide that this window to opt-out runs from when the corporation's voting shares are ***"first"*** registered with the SEC. Thus, if a corporation reregisters with the SEC under Section 12 of the Exchange Act, it appears that the opportunity to opt-out of this staggering requirement will run anew.

This is important because the SEC has made clear that if a corporation elects to list its securities on more than one exchange, the company must file a new registration statement.[1]

[1] **Question 102.01**

Question: May a registrant use a single Form 8-A to register securities on more than one national securities exchange concurrently under Section 12(b)?

Ball currently is listed on the NYSE (NYSE:BLL). In theory, Ball could list its stock on another exchange as well, such as NASDAQ. If it did so, Ball would be required to file a new registration statement with the SEC under Section 12 of the Exchange Act. And, upon such re-registration, the 30 day window for the Board to "opt out" of the default classified board structure under Indiana law would begin again.

Conclusion

For the reasons detailed above, the SEC should reject the Company's request for no action relief to exclude CalPERS' shareowner proposal from the Company's proxy statement.

Very truly yours,



GINA RATTO
Deputy General Counsel

Enclosures

cc: Charles E. Baker, V.P. and General Counsel – Ball Corporation
Mary Morris, Investment Officer – CalPERS

Answer: No. It must file a separate registration statement for each exchange. A registrant also cannot amend an already effective Form 8-A to register securities on an additional national securities exchange. It must instead file a new registration statement.

Exchange Act Forms; Questions and Answers of General Applicability, available at http://www.sec.gov/divisions/corpfin/guidance/exchangeactforms-interps.htm.